Exhibit 99.1

Resolution on Share Consolidation

1. Details of Share Consolidation

Category	Subcategory	Before Consolidation	After Consolidation
Value per Share (KRW)		1,359	5,437
Total Issued Shares	Ordinary Shares (Shares)	50,330,928	12,582,732
Total Issued Shares	Preferred Shares (Shares)	-	-

2. Schedule of Share Consolidation

Event	Sub-event	Date
Scheduled General Meeting of Shareholders		2026-04-22
Old Share Submission Period	Start Date	-
Old Share Submission Period	End Date	-
Effective Date of New Shares		2026-05-08
Scheduled Trading Halt Period	Start Date	2026-05-06
Scheduled Trading Halt Period	End Date	2026-06-01
Nominee Service Suspension Date		-
Scheduled New Share Delivery Date		-
Scheduled New Share Listing Date		2026-06-02

3. Purpose of Share Consolidation

To stabilize the proper circulation of shares and enhance corporate value

4. Board Resolution Date

Board Resolution Date		2026-03-30
Participation of Independent Directors	Attended (Persons)	3
Participation of Independent Directors	Not Attended (Persons)	-
Participation of Supervisors (Supervisory Committee Members who are not Independent Directors)		-

5. Other Matters for Investment Reference

1. This matter is a share consolidation for maintaining corporate value and does not constitute a capital reduction that would result in a decrease in registered capital.

2. The consolidation ratio for this share consolidation is 4:1.

3. The Company is a Hong Kong legal person, and the shares issued in accordance with the Hong Kong Companies Ordinance are no-par value shares. The “Amount per Share” stated above represents the stated capital per share. The stated capital per share is converted using the exchange rate announced by the Seoul Foreign Exchange Broker on March 30, 2026: 1 RMB = 217.91 KRW.

4. For fractional shares of less than 1 share arising from the share consolidation, cash payment is planned based on the closing price on the first trading day of the new shares’ listing.

5. In the above 1. Details of Share Consolidation, the total number of issued shares after consolidation may change due to fractional shares of less than 1 share.

6. The resolution for this share consolidation is a matter to be considered at the General Meeting of Shareholders and may be subject to change based on the results of the General Meeting of Shareholders.

7. The above schedule and detailed contents may be subject to change during the negotiation and processing with relevant institutions.

※ Relevant Disclosures